
07002311

UNITEDSTATES
ITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrueNorth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8200 East 32nd Street North
(No. and Street)

Wichita, KS 67226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Strohm, Financial and Operations Principal 316-266-6571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 North Main, Suite 1700 Wichita, KS 67202
(Address) (City) (State) (Zip Code)



SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2007
WASH, DC
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Margaret E. Hornbeck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrueNorth Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



PHYLLIS D. TURKLE
Notary Public - State of Kansas
My Appt. Expires 1/11/2009

Signature

President

Title

Notary Public

State of Kansas)

County of Sedgwick)

Signed and sworn to (or affirmed) before me on 2/16/07 by Margaret E. Hornbeck

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2006 AND 2005

WITH

INDEPENDENT AUDITORS' REPORT

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2006 and 2005

TABLE OF CONTENTS


AGH

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TrueNorth Securities, Inc.

We have audited the statements of financial condition of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueNorth Securities, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

February 22, 2007

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash	$ 163,372	$ 178,849
Commissions receivable	27,000	27,000
Prepaid expenses	663	189
Deferred income tax	--	1,700
Income taxes receivable, Parent	2,947	--
	$ 193,982	$ 207,738

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Accounts payable	$ 48,330	$ 34,271
Accrued expenses	457	1,352
Income taxes payable, Parent	--	16,010
	48,787	51,633
Stockholder's equity:		
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 40,000 shares	40,000	40,000
Additional paid-in capital	25,000	25,000
Retained earnings	80,195	91,105
Total stockholder's equity	145,195	156,105
	$ 193,982	$ 207,738

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Commission income	$ 359,644	$ 282,015
Other income	14,548	--
Interest	500	--
	374,692	282,015
Expenses:		
Payroll, payroll taxes and benefits	309,516	229,041
General and administrative	77,333	76,588
	386,849	305,629
Loss before income taxes	(12,157)	(23,614)
Income tax benefit (expense):		
Current	2,947	9,290
Deferred	(1,700)	--
Net loss	$ (10,910)	$ (14,324)

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2006 and 2005

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2004	40,000	$ 40,000	$ 25,000	$ 105,429	$ 170,429
Net income				(14,324)	(14,324)
Balance, December 31, 2005	40,000	40,000	25,000	91,105	156,105
Net loss				**(10,910)**	**(10,910)**
Balance, December 31, 2006	**40,000**	**$ 40,000**	**$ 25,000**	**$ 80,195**	**$ 145,195**

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net loss	$ (10,910)	$ (14,324)
Adjustments to reconcile net loss to net cash from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	--	897
Prepaid expenses	(474)	607
Income taxes receivable, Parent	(2,947)	--
Deferred income tax	1,700	--
Accounts payable	14,059	5,294
Accrued expenses	(895)	1,352
Income taxes payable, Parent	(16,010)	(9,290)
Net cash from operating activities	(15,477)	(15,464)
Decrease in cash	(15,477)	(15,464)
Cash, beginning of year	178,849	194,313
Cash, end of year	$ 163,372	$ 178,849

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

TrueNorth Securities, Inc. (Company) was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of TrueNorth, Inc. (Parent). The Company is a limited broker/dealer providing retirement plan investments to corporate customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). TrueNorth, Inc. provides investment advisory services and is a wholly owned subsidiary of The IMA Financial Group, Inc. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions Receivable - Commissions receivable are amounts due from investment transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Income Taxes - The Company files consolidated income tax returns with The IMA Financial Group, Inc. and its subsidiaries. Income taxes or benefits are allocated to the Company on the basis of its individual taxable income or loss. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns. The result of these allocations is reported on the balance sheets under the captions "Income taxes receivable, Parent" and "Income taxes payable, Parent."

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Reclassifications – Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation.

(Continued)

3. INCOME TAXES

Deferred tax asset consists of organizational costs as of December 31, 2005. The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2006 and 2005, primarily due to state income taxes and non-deductible expenses. The deferred tax asset was expensed in 2006.

4. RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with The IMA Financial Group, Inc., and its subsidiaries, (Affiliates) which include the Company's Parent, TrueNorth, Inc. The Company shares office space with its Affiliates. Administrative, recordkeeping, operational, and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates, or employees of Affiliates. For 2006 and 2005, the Company recorded $75,502 and $73,777, respectively, of expenses related to these sharing arrangements. The expense is included with general and administrative expenses on the statement of operations.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $144,532 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .34 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $155,916 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .33 to 1.

SUPPLEMENTARY INFORMATION

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1
December 31, 2006 and 2005

	2006	2005
Aggregate indebtedness:		
Accounts payable	$ 48,330	$ 34,271
Accrued expenses	457	1,352
Income taxes payable, Parent	–	16,010
Total aggregate indebtedness	$ 48,787	$ 51,633
Net capital:		
Credit items:		
Common stock	$ 40,000	$ 40,000
Additional paid-in capital	25,000	25,000
Retained earnings	80,195	91,105
Total credit items	145,195	156,105
Deductions and charges:		
Other deductions	663	189
Total deductions and charges	663	189
Net capital	$ 144,532	$ 155,916
Capital requirements:		
Net capital	$ 144,532	$ 155,916
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer subsidiary ($5,000)	5,000	5,000
Net capital in excess of requirements	$ 139,532	$ 150,916
Ratio of aggregate indebtedness to net capital	$ .34 to 1	$ .33 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2006 and 2005.

There were no material differences between the Company's computation of net capital and the above computation as of December 31, 2006 and 2005.


Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

Independent Auditors' Report on Internal Control

To the Board of Directors
TrueNorth Securities, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) (Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Wichita, Kansas
February 22, 2007

END